FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)
_______________________

     • The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   ☐      No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Table of Contents

Page
Press Release, dated March 11, 2004, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the fourth quarter and year ended January 3, 2004	14

DELHAIZE GROUP REPORTS 2003 RESULTS
Sales Accelerate Throughout the Year and Operating Margins Strengthen

•	Organic sales growth of 2.4% due to improving sales trends throughout the year

•	Operating margin grows to 4.3% (3.9% in 2002)

•	Earnings before goodwill and exceptionals: +15.6% at actual exchange rates to EUR 386.6 million or EUR 4.20 per share (+32.1% per share at identical exchange rates)

•	Weaker dollar and exceptional charges push net earnings lower to EUR 171.3 million (-4.0%)

•	Free cash flow of EUR 357.5 million in 2003 (EUR 300.2 million in 2002)

•	Net debt to equity ratio of 89.8% at year-end (109.4% at the end of 2002)

•	Net dividend increases by 13.6% to EUR 0.75 (gross dividend of EUR 1.00)

BRUSSELS, Belgium, March 11, 2004 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that in 2003 its earnings per share before goodwill amortization and exceptionals increased by 15.6% to EUR 386.6 million or EUR 4.20 per share. Net earnings decreased by 4.0% to EUR 171.3 million due to exceptional charges and a weakening of the U.S. dollar by 16.4% against the euro.

Delhaize Group realized EUR 357.5 million free cash flow in 2003 compared to EUR 300.2 million in 2002. The Group’s net debt decreased from EUR 3.9 billion at the end of 2002 to EUR 3.0 billion at the end of 2003 due to the application of free cash flow and the weaker U.S. dollar. As a consequence, Delhaize Group closed 2003 with a net debt to equity ratio of 89.8%.

4th Q 2003	4th Q 2002	Change	(in millions of EUR, except EPS)	2003(1)	2002	Change
4,884.0	4,987.1	-2.1%	Sales	18,820.5	20,688.4	-9.0%
—	—	+3.9%	Organic sales growth	—	—	+2.4%
215.2	210.3	+2.3%	Operating profit	809.2	807.2	+0.3%
4.4%	4.2%	—	Operating margin	4.3%	3.9%	-
62.2	59.7	+4.1%	Net earnings	171.3	178.3	-4.0%
99.7	110.4	-9.7%	Earnings before goodwill and exceptionals	386.6	334.4	+15.6%

0.67	0.65	+3.9%	Net EPS (in EUR)	1.86	1.94	-4.0%
1.08	1.20	-9.9%	EPS before goodwill and exceptionals (in EUR)	4.20	3.63	+15.6%

3,024.6	3,897.8	-22.4%	Net debt	3,024.6	3,897.8	-22.4%
89.8%	109.4%	—	Net debt to equity ratio	89.8%	109.4%	-

The average exchange rate U.S. dollar against the euro decreased in the fourth quarter of 2003 by 15.9% and in 2003 by 16.4% against last year. The exchange rate of the U.S. dollar against the euro at the end of 2003 decreased by 17.0% compared to the end of 2002 and 7.7% compared to end September 2003.

(1) 53 weeks for the U.S. operations in 2003 versus 52 weeks in 2002.

“We are pleased with our 2003 results,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “The focus of our companies on sustainable sales growth initiatives resulted in an accelerating sales trend throughout the year, culminating in organic sales growth of 3.9% in the fourth quarter of 2003, our best quarterly growth rate in almost two years. Good sales growth, combined with our successful cost and expense control efforts, have enabled us to deliver a strong year.”

Mr. Beckers continued: “In 2004, Delhaize Group remains dedicated to reinforcing the differentiation of its store concepts and to focusing on executional excellence. Building on the sales and earnings momentum of 2003, management is confident in the Group’s ability to continue to grow profitably while deleveraging its balance sheet.”

Contacts:
Guy Elewaut: Geoffroy d’Oultremont:	+ 32 2 412 29 48 + 32 2 412 83 21	Ruth Kinzey (U.S. media): Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2118) + 1 704 633 82 50 (ext.2529)

FULL YEAR 2003 EARNINGS

In 2003, Delhaize Group posted an organic sales growth of 2.4%. Total sales decreased by 9.0% to EUR 18.8 billion due to the weakening of the U.S. dollar by 16.4% against the euro. At identical exchange rates, sales would have increased by 4.2%.

Sales were positively impacted by:

•	the improving sales momentum at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in a comparable store sales growth of 0.6% in the U.S. operations;

•	the continued strong sales at Delhaize Group’s other operations, with excellent comparable store sales growth in Belgium (+3.7%);

•	ongoing store openings and the acquisition of 43 Harveys supermarkets consolidated from October 26, 2003, resulting in a sales network of 2,559 stores at the end of 2003, an increase of 32 stores compared to the previous year; and

•	53 sales weeks in the U.S. versus 52 weeks in 2002 (positive sales contribution of EUR 272.8 million).

Sales were negatively impacted by:

•	the deconsolidation of Shop N Save (Singapore) from October 1, 2003 due to the sale of this business; and

•	the closing of 41 Food Lion and one Kash n’ Karry stores in January and February 2003.

Operating expenses (excluding depreciation and amortization) improved from 18.5% to 18.0% of sales due to ongoing savings at Food Lion and other companies within the Group. The gross margin decreased to 25.6% of sales (25.9% in 2002). This was primarily due to investments in price competitiveness by Food Lion. The gross margin decrease in the U.S. was partially offset by an increase of the gross margin of the Belgian operations due to several factors including an improved sales mix.

The operating margin of Delhaize Group rose from 3.9% to 4.3% of sales. Delhaize Group posted an operating profit of EUR 809.2 million, an increase of 0.3% compared to prior year. At identical exchange rates, operating profit would have increased by 16.9%. The strong growth reflects the improving sales trend and the effectiveness of the cost and expense measures. The positive contribution to operating profit of the 53rd sales week in the U.S. amounted to EUR 37.9 million.

Financial expense declined substantially to EUR 358.6 million due to the weaker U.S. dollar, lower interest expense and a revaluation of treasury shares as a result of the appreciation of the stock price. The effective tax rate declined to 42.9% due to the higher weight of the Belgian operations in the total profit and to a switch from non-deductible charges on treasury shares in 2002 to non-taxable gains on the treasury shares and on the sale of Shop N Save in 2003.

Net earnings decreased by 4.0% to EUR 171.3 million, due to exceptional expenses of EUR 142.0 million pre-tax (EUR 13.8 million in 2002) and to the weakening of the U.S. dollar. The exceptional charges were primarily related to the closing of 42 stores in the U.S., the implementation of an accounting change to the inventory valuation method at Food Lion and Kash n’ Karry, unrecoverable damage due to Hurricane Isabel at Food Lion and various impairment charges. Per share, net earnings were EUR 1.86 in 2003 compared to EUR 1.94 per share in 2002. At identical exchange rates, net earnings would have increased by 9.2%.

In 2003, earnings before goodwill and exceptionals increased by 15.6% to EUR 386.6 million due to the stronger sales trend, the 53rd sales week in the U.S., the increase in operating margin and the lower tax rate. The positive earnings impact of the 53rd sales week in the U.S. amounted to EUR 23.4 million. Per share, earnings before goodwill and exceptionals were EUR 4.20 (EUR 3.63 in 2002). At identical exchange rates, earnings before goodwill and exceptionals would have increased by 32.2%.

At the Shareholders’ General Meeting to be held on May 27, 2004, the Board of Directors will propose the payment of a net dividend of EUR 0.75 per share, after deduction of 25% Belgian withholding tax. This is an increase of 13.6% versus prior year. The proposed gross dividend is EUR 1.00.

FOURTH QUARTER 2003 EARNINGS

In the fourth quarter of 2003, the organic sales growth of Delhaize Group was 3.9%, driven by strong comparable stores sales in the U.S. and Belgium. Total sales decreased by 2.1%, impacted by the weakening of the U.S. dollar by 15.9% against the euro. At identical exchange rate, sales would have increased by 11.3%. The additional sales due to the 14th sales week in the U.S. contributed EUR 272.8 million.

The operating margin of Delhaize Group rose from 4.2% to 4.4% of sales. The margin increase reflects the continuing efforts to reduce expenses (operating expense excluding depreciation and amortization improved from 18.2% to 17.6% of sales). Gross margin decreased to 25.2% of sales (26.0% in 2002) due primarily to investments in price competitiveness and increased shrink at Food Lion.

Delhaize Group posted an operating profit of EUR 215.2 million, 2.3% higher than the prior year. At identical exchange rates, operating profit would have increased by 17.9%. The additional operating profit due to the 14th sales week in the U.S. amounted to EUR 32.1 million.

In November 2003, Delhaize Group sold its 49% interest in the Singaporean food retailer Shop N Save with a capital gain of EUR 9.8 million. In the same quarter, Delhaize Group recorded impairment charges to certain fixed assets and goodwill amounting to EUR 12.8 million. The Group also wrote down its investment in the business-to-business platform WorldWide Retail Exchange by EUR 7.1 million. Finally, a charge was recorded to adjust the impact of the change of the inventory valuation method at Food Lion and Kash n’ Karry (EUR 3.4 million).

Net earnings increased to EUR 62.2 million. Per share, net earnings were EUR 0.67 in the fourth quarter of 2003 compared to EUR 0.65 per share in the fourth quarter of 2002. At identical exchange rates, net earnings would have increased by 17.4%.

In the fourth quarter of 2003, earnings before goodwill and exceptionals decreased by 9.7% to EUR 99.7 million. Per share, earnings before goodwill and exceptionals were EUR 1.08. At identical exchange rates, earnings before goodwill and exceptionals would have increased by 2.0%. The additional earnings before goodwill and exceptionals due to the 14th sales week in the U.S. amounted to EUR 15.5 million.

FULL YEAR 2003 CASH FLOW ANALYSIS AND BALANCE SHEET

In 2003, Delhaize Group generated strong free cash flow of EUR 357.5 million (after capital expenditures and the payment of the dividend declared for 2002) compared to EUR 300.2 million in 2002 due to lower investments and a reduced dividend. Capital expenditures (excluding the acquisition of 43 Harveys supermarkets) fell to EUR 448.3 million compared to EUR 634.9 million in 2002 due to the U.S. dollar weakening and disciplined capital spending.

Delhaize America generated USD 332.7 million free cash flow in 2003. Since the beginning of 2001, Delhaize America has recorded USD 999.5 million free cash flow, in line with its target of USD 1 billion. Delhaize Group has generated EUR 1,113.5 million free cash flow over this same time frame despite the weakening dollar.

Delhaize Group’s net debt amounted to EUR 3.0 billion at the end of 2003, a decrease of EUR 873.2 million compared to EUR 3.9 billion at the end of 2002. At identical exchange rates, net debt would have decreased by EUR 363.6 million. The net debt to equity ratio was reduced to 89.8% at the end of 2003 compared to 109.4% at the end of 2002 and significantly below the target of 100% that Delhaize Group had set three years earlier.

In 2003, Delhaize Group repurchased 63,900 of its shares and used 80,314 shares in conjunction with stock option exercises. Delhaize Group owned 318,890 treasury shares at the end of December 2003, when they were valued at EUR 40.78.

In the course of the fourth quarter of 2003, two capital increases occurred following the exercise of warrants by optionees under the Delhaize Group 2002 Stock Incentive Plan primarily targeted at management of Delhaize America and its subsidiaries. A total of 231,853 new shares were issued. This transaction was accounted for as an equity transaction. The capital and share premium accounts increased in the aggregate by EUR 9.1 million, and the group reserves decreased by EUR 3.3 million, an amount equal to the part of the subscription price funded by Delhaize America. It is anticipated that further capital increases will occur under the Delhaize Group 2002 Stock Incentive Plan and that under Belgian GAAP such capital increases will be recorded in the same way.

GEOGRAPHICAL OVERVIEW

Full Year 2003	Sales			Operating Margin		Operating Profit			Net Earnings
			2003					2003			2003
in millions	2003	2002	/2002	2003	2002	2003	2002	/2002	2003	2002	/2002
United States USD	15,545.9	15,019.6	+3.5%	4.7%	4.4%	734.3	661.1	+11.1%	93.1	146.4	-36.4%
Belgium EUR	3,674.9	3,420.3	+7.4%	4.8%	3.6%	177.5	122.5	+44.9%	131.4	91.9	+43.0%
Southern and Central Europe EUR	1,199.0	1,166.3	+2.8%	1.3%	1.2%	15.2	14.1	+7.9%	(10.6)	(17.1)	+37.4%
Asia(1) EUR	203.3	218.1	-6.8%	-3.1%	-2.1%	(6.4)	(4.5)	-42.5%	(10.2)	(7.2)	-41.2%
Corporate EUR	—	—	N.A.	N.A.	N.A.	(26.3)	(24.0)	-8.9%	(21.6)	(44.1)	+51.2%

Delhaize Group EUR	18,820.5	20,688.4	-9.0%	4.3%	3.9%	809.2	807.2	+0.3%	171.3	178.3	-4.0%

Fourth Quarter 2003	Sales			Operating Margin		Operating Profit
			2003					2003
in millions	4th Q 2003	4th Q 2002	/2002	4th Q 2003	4th Q 2002	4th Q 2003	4th Q 2002	/2002
United States USD	4,201.9	3,719.7	+13.0%	4.9%	4.6%	203.9	172.6	+18.1%
Belgium EUR	979.5	920.0	+6.5%	5.0%	5.3%	49.4	48.6	+1.6%
Southern and Central Europe EUR	322.2	318.1	+1.3%	0.6%	1.8%	2.0	5.9	-66.2%
Asia(1) EUR	42.4	57.5	-26.3%	-5.1%	-2.4%	(2.2)	(1.4)	-56.3%
Corporate EUR	—	—	N.A.	N.A.	N.A.	(6.2)	(14.9)	+58.4%

Delhaize Group EUR	4,884.0	4,987.1	-2.1%	4.4%	4.2%	215.2	210.3	+2.3%

(1)	“Asia” includes Delhaize Group’s operations in Thailand and Indonesia for the full period and the results of Shop N Save (Singapore) until its deconsolidation on October 1, 2003.

•	In 2003, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 15.5 billion (EUR 13.7 billion), an increase of 3.5% over 2002 in local currency. Comparable store sales increased by 0.6%. While sales continued to be strong at Hannaford during 2003, the sales trend at Food Lion and Kash n’ Karry gained momentum throughout the year. All U.S. companies realized positive comparable store sales growth in the second half of the year. U.S. sales of Delhaize Group were also influenced by the closing of 42 stores in the first quarter, the acquisition of 43 Harveys stores in the fourth quarter and a 53rd sales week compared to 52 weeks in the prior fiscal year (USD 308.6 million additional sales).

In 2003, Delhaize Group opened or acquired 79 stores in the United States, including 3 relocated stores, and closed 46 stores, resulting in a net increase of 30 stores to a total of 1,515 stores. In addition, Delhaize America remodeled or expanded 94 supermarkets. The remodelings included 68 Food Lion stores in the Raleigh, North Carolina market, the first time Food Lion has undertaken a complete market remodeling program.

In 2003, Delhaize America’s operating margin increased from 4.4% to 4.7% of sales. Food Lion continued to make investments in their price competitiveness, but these investments were largely offset by ongoing initiatives in cost and expense reductions, the positive impact of the stronger sales trend and the better sales mix. Food Lion realized approximately USD 100 million cost and expense savings in 2003 with a focused program of management reorganization, closure of underperforming stores and other expense initiatives. The operating profit of Delhaize America increased by 11.1% to USD 734.3 million (EUR 649.2 million) due to the sales improvement and strong margins. The positive impact of the 53rd sales week on operating profit amounted to USD 42.8 million.

In 2003, net earnings of the U.S. operations of Delhaize Group amounted to USD 93.1 million (EUR 82.3 million) compared to USD 146.4 million (EUR 154.8 million) in 2002. The earnings decrease was the result of exceptional pre-tax expenses for a total of USD 161.2 million (EUR 142.5 million) primarily related to the charge for closing 42 stores in the first quarter, a charge related to the implementation of an accounting change in inventory valuation method at Food Lion and Kash n’ Karry, and damage due to Hurricane Isabel in Food Lion’s territory.

In 2004, Delhaize Group expects to open 58 new supermarkets in the U.S., including seven relocated stores. Delhaize Group plans to close 45 stores in the U.S. resulting in a net increase of six stores to a total number at the end of 2004 of 1,521 stores. The numbers of store openings and closings include 10 Food Lion stores that will be temporarily closed to be converted and reopened under the Harveys brand.

Additionally, 111 existing stores will be remodeled and/or expanded. The successful focused market remodeling program that Food Lion has undertaken in 2003 in the Raleigh, North Carolina market, has led Food Lion to identify the Charlotte, North Carolina market for a second focused remodeling of a complete market in 2004. Charlotte is the second most important Food Lion market in sales.

As previously announced, 34 of the 45 stores to be closed were Kash n’ Karry stores that were closed before the end of February. The 34 store closings are part of a strategy at Kash n’ Karry to refocus on its core positions on the west coast of Florida where it will open or remodel 20 stores, mostly in the Ft. Myers/Naples market in 2004. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarkets” to communicate the changes more dynamically to Florida customers.

Exceptional after-tax expenses in the range of approximately USD 88 million will be recorded in the first quarter of 2004 related to the closing of the Kash n’ Karry stores and the re-branding of the business.

•	In 2003, Delhaize Belgium sales grew by 7.4% thanks to the expansion of the network by 21 stores (728 stores at year-end 2003) and comparable store sales growth of 5.6%. This was due to the success of commercial initiatives and the emphasis on continued renewal of the store concept, which led to an increase of the average sales basket. The market share of Delhaize Belgium increased from 24.8% to 25.2% (source: A.C. Nielsen).

Despite continued price investments during 2003, the operating margin of Delhaize Belgium grew significantly to 4.8% (3.6% in 2002) due to the strong sales momentum, the improved sales mix and disciplined cost management. The strong sales and operating margin resulted in an operating profit at Delhaize Belgium of EUR 177.5 million compared to EUR 122.5 million in 2002. Net earnings increased by 43.0% to EUR 131.4 million.

In 2004, Delhaize Belgium plans to enlarge its sales network by 25 stores (including three company-operated Delhaize “Le Lion” supermarkets) and to remodel 21 company-operated supermarkets. In addition, Delhaize Belgium will launch the construction of a new distribution center for fresh products.

•	In 2003, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew 2.8% to EUR 1.2 billion. Alfa-Beta (Greece) continued to perform well, positively influenced by the remodelings of the Trofo stores and the development of the franchisee network (Trofo Markets). Delvita sales remained under pressure due to significant price deflation and the competitive environment, but its operating margin evolved favorably due to improved sales mix and effective cost management.

Operating profit of the Southern and Central European operations of Delhaize Group increased by 7.9% to EUR 15.2 million. In 2003, the net loss of the Southern and Central European operations of Delhaize Group amounted to EUR -10.6 million. In 2004, the sales network of the Southern and Central European operations will be extended by 25 stores to a total of 267 stores.

•	In 2003, the operations of Delhaize Group in Asia reported sales of EUR 203.3 million, a decrease of 6.8% compared to 2002 due the depreciation of the Asian currencies against the euro and the deconsolidation of Shop N Save from October 1, 2003. At the end of 2003, Delhaize Group operated 74 supermarkets in Asia, including 36 in Thailand and 38 in Indonesia. In 2003, the operating loss of the Asian activities of Delhaize Group amounted to EUR -6.4 million, while the net loss was EUR -10.2 million.

RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO US GAAP

In addition to its quarterly, half year and yearly publication of consolidated results in accordance with Belgian GAAP, Delhaize Group also publishes an annual reconciliation of its net income and shareholders’ equity to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange. The unaudited reconciliation for the year 2003 will be published in the annual report of Delhaize Group, followed by the audited reconciliation in the Form 20-F filed with the Securities and Exchange Commission.

The main reconciling items affecting net income follow, shown as increases (decreases) to the US GAAP statements versus the Belgian GAAP statements:

•	EUR 97.0 million, net of tax, due to the application of the Statement of Financial Accounting Standards (SFAS) No. 142. Under US GAAP, Delhaize Group does not amortize goodwill and other intangible assets with indefinite lives as from January 1, 2002. This resulted in 2003 in a difference in net income between Belgian and US GAAP of EUR 104.1 million net of tax. Additionally, a charge of EUR 7.2 million is recorded by Delhaize Group under US GAAP, representing the different results between Belgian GAAP and US GAAP in the impairment testing of goodwill and other intangible assets. In 2003, Delhaize Group recorded an asset impairment charge of approximately EUR 15.9 million under US GAAP associated with Mega Image. Under Belgian GAAP rules and valuation methodology, Delhaize Group recorded charges in 2003 of approximately EUR 8.7 million related to Food Lion Thailand and Mega Image.

•	(EUR 14.0 million) representing tax adjustments recorded as a reduction to income tax under Belgian GAAP and as a reduction to Goodwill under US GAAP.

•	(EUR 10.52 million) net of tax relating to the adoption of EITF 02-16, a new US GAAP rule, under which certain allowances received from suppliers are included in inventory and recognized as income only when the product is sold.

2004 FINANCIAL OUTLOOK

The 2004 sales and profit growth of Delhaize Group is negatively impacted by the 53rd sales week in the United States in 2003. Without a 53rd week of sales in comparable 2003 results, the following outlook would be 1.5% higher for growth of sales and 6.5% higher for growth in earnings before goodwill and exceptionals at identical exchange rates (EUR 1 = USD 1.1312).

•	In 2004, the sales network of Delhaize Group is expected to grow by approximately 61 stores to a total of 2,620 stores (including the impact of the 34 Kash n’ Karry store divestitures).

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2004 by 2.5% to 3.5%.

•	Delhaize America’s comparable store sales growth in 2004 is projected to be in the range of 0.5% to 1.5%.

•	At identical exchange rates, Delhaize Group expects earnings before amortization of goodwill and intangibles and exceptional items in 2004 to grow in mid single digits.

•	At identical exchange rates and with the forecasted charge for Kash n’ Karry store closings and the rebranding of the business, the growth of net earnings would be slightly better in 2004 than the growth of earnings before amortization of goodwill and intangibles and exceptional items

Conference Call and Webcast

The Delhaize Group management will comment on the financial year 2003 results during an analysts’ meeting starting March 11, 2004 at 03.00 p.m. CET. The meeting will be available by conference call by calling + 44 20 7162 0182 (U.K. participants) or + 1 334 323 6203 (U.S. participants), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. By clicking on the appropriate button, you will be able to submit your written questions to the management. An on-demand replay of the web cast will be available after the investors’ meeting at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2003, Delhaize Group’s sales network consisted of 2,559 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Income Statement

4th Q 2003	4th Q 2002	(in millions of EUR)	2003	2002
4.884.0	4,987.1	Sales	18,820.5	20,688.4
(3,651.1)	(3,690.5)	Cost of goods sold	(14,002.2)	(15,323.2)

1,232.9	1,296.6	Gross profit	4,818.3	5,365.2
25.2%	26.0%	Gross margin	25.6%	25.9%
(121.1)	(131.6)	Depreciation	(467.2)	(548.8)
(38.7)	(46.7)	Amortization of goodwill and intangibles	(156.6)	(176.2)
(857.9)	(908.0)	Salaries, miscellaneous goods and services, other	(3,385.3)	(3,833.0)
		operating income/ (expense)
17.6%	18.2%	Operating costs (excl. depreciation and amortization) % of sales	18.0%	18.5%

215.2	210.3	Operating profit	809.2	807.2
4.4%	4.2%	Operating margin	4.3%	3.9%
(94.0)	(91.8)	Financial income / (expense)	(358.6)	(455.1)

121.2	118.5	Profit before income taxes and exceptional items	450.6	352.1
1.4	2.2	Other income / (expense)	(2.9)	1.1
(11.9)	(12.7)	Exceptional income / (expense)	(142.0)	(13.8)

110.7	108.0	Profit before income taxes	305.7	339.4
(47.0)	(45.2)	Income taxes	(131.1)	(159.6)

—	—	Share in results of companies at equity	—	—

63.7	62.8	Net profit from consolidated companies	174.6	179.8
(1.5)	(3.1)	Minority interests	(3.3)	(1.5)

62.2	59.7	Net earnings	171.3	178.3

1.1890	0.9994	Average EUR exchange rate in USD	1.1312	0.9456

Earnings per Share

4th Q 2003	4th Q 2002	(in EUR)	2003	2002
1.31	1.29	Profit before income taxes and exceptional items	4.89	3.82
0.67	0.65	Net earnings	1.86	1.94
1.08	1.20	Earnings before goodwill and exceptionals	4.20	3.63

92,197,070	92,057,672	Weighted average number of shares (1)	92,096,669	92,068,177
92,624,557	92,392,704	Number of shares outstanding at the end of 2003	92,624,557	92,392,704

(1)	In the fourth quarter of 2003, Delhaize Group issued 231,853 new shares, repurchased 43,900 shares and released (in conjunction with stock option exercises) 52,448 shares from its treasury shares. In 2003, Delhaize Group issued 231,853 new shares, repurchased 63,900 shares and released (in conjunction with stock option exercises) 80,314 shares from its treasury shares. Delhaize Group owned 318,890 treasury shares at the end of 2003, when they were valued at EUR 40.78.

Earnings Reconciliation

4th Q 2003		4th Q 2002		(in millions of EUR)	2003		2002
62.2		59.7		Reported earnings	171.3		178.3

				Add (subtract):
3	8.7	4	6.7	Amortization of goodwill and intangibles	1	56.6	1	76.2
	(7.3)		(8.6)	Taxes and minority interests on amortization of goodwill and		(28.8)		(33.4)
				intangibles
1	1.9	1	2.7	Exceptional (income) / expense	1	42.0		13.8
	(5.8)		(0.1)	Taxes and minority interests on exceptional (income) / expense		(54.5)		(0.5)

99.7		110.4		Earnings before goodwill and exceptionals	386.6		334.4

Balance Sheet

(in millions of EUR)	December 31, 2003		September 30, 2003		December 31, 2002
Assets
Fixed assets	7,09	7.3	7,41	2.5	8,08	0.6
Goodwill	2,886.7		2,991.5		3,163.1
Other intangible assets	901.1		986.8		1,138.6
Tangible assets	3,204.0		3,393.1		3,743.3
Financial assets (1)	105.5		41.1		35.6
Current assets	2,42	1.8	2,62	9.1	2,75	9.5
Inventories	1,376.9		1,448.9		1,707.7
Receivables and other assets	572.9		572.8		628.2
Treasury shares	12.9		11.0		5.9
Cash and short-term investments	459.1		596.4		417.7
Total assets	9,51	9.1	10,04	1.6	10,84	0.1

Liabilities
Group equity	3,36	9.2	3,51	6.8	3,56	3.0
Shareholders’ equity	3,333.9		3,482.4		3,528.7
Minority interests	35.3		34.4		34.3
Provisions and deferred tax liabilities	66	0.0	72	0.3	87	0.8
Long-term debt	3,28	8.5	3,52	6.2	3,80	6.6
of which financial debt	3,272.6		3,510.2		3,790.5
Current liabilities	2,20	1.4	2,27	8.3	2,59	9.7
of which financial liabilities	277.8		397.2		525.0
Total liabilities	9,51	9.1	10,04	1.6	10,84	0.1

EUR exchange rate in USD	1.26	30	1.16	52	1.04	87

(1)	Including EUR 66.7 million (USD 84.3 million) placed in a trust by Hannaford in 2003 to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

Net Debt Reconciliation

(in millions of EUR)	December 31, 2003	September 30, 2003	December 31, 2002
Long-term financial debt	3,272.6	3,510.2	3,790.5
Current financial liabilities	277.8	397.2	525.0
Trust funding	(66.7)	—	—
Cash and short-term investments	(459.1)	(596.4)	(417.7)

Net debt	3,024.6	3,311.0	3,897.8
Net debt to equity ratio	89.8%	94.1%	109.4%

Cash Flow Statement

4th Q 2003		4th Q 2002		(in millions of EUR)	2003		2002
				Operating activities
	63.7		62.8	Income before minority interests		174.6		179.8
				Adjustments for
17	2.6	18	9.2	Depreciation and amortization	64	3.5	73	5.9
13	7.5	9	4.2	Income taxes and interest expenses	55	1.4	52	9.4
	(3.8)	1.0		Other non-cash items	(0.3)		2	5.7
	2.0	—		Change in accounting method	8	4.7	—
	47.6		(11.4)	Changes in working capital requirement		10.0		43.4
	(8.1)		44.6	Additions to (uses of) provisions for liabilities and deferred taxation		(86.1)		19.6
	(125.2)		(145.1)	Interests paid		(308.2)		(375.3)
	(74.4)		(72.2)	Income taxes paid		(221.0)		(121.7)
	211.9		163.1	Net cash provided by operating activities		848.6		1,036.8

				Investing activities
	(28.1)		(3.8)	Purchase of shares in consolidated companies, net of cash and cash		(28.3)		(13.3)
				equivalents acquired
	(139.1)		(200.5)	Purchase of tangible assets (capital expenditures)		(448.3)		(634.9)
	21.2		—	Sale of shares in consolidated companies, net of cash and cash		21.2		—
				equivalents acquired
	6.1		—	Investment in debt securities		(74.2)		—
	21.1		26.2	Other investing activities		47.2		47.4
	(118.8)		(178.1)	Net cash used in investing activities		(482.4)		(600.8)

	93.1		(15.0)	Cash flow before financing activities		366.2		436.0

				Financing activities
	7.0		(0.1)	Proceeds from the exercise of share warrants and stock options		7.5		4.8
	(1.9)		—	Treasury shares repurchased		(2.5)		(13.3)
	(17.0)		(65.5)	Additions to (repayments of) long-term loans (net of direct financing		36.1		(120.2)
				costs)
	(74.5)		—	Trust funding for senior notes, net of maturities		(74.5)		—
	(112.5)		30.7	Additions to (repayments of) short-term loans		(222.4)		(85.2)
	0.1		—	Dividend and directors’ share of profit paid (incl. dividend from		(82.9)		(135.8)
				subsidiaries to minority interest)
	(2.4)		—	Loss on derivative instruments		(2.4)		—

	(201.2)		(34.9)	Net cash used in financing activities		(341.1)		(349.7)

	(18.8)		(18.1)	Effect of foreign exchange translation differences and change of scope		(49.2)		(53.3)
				of consolidation
	(126.9)		(68.0)	Net increase (decrease) in cash and cash equivalents		(24.1)		33.0
	520.5		485.7	Cash & cash equivalents at beginning of period		417.7		384.7
	393.6		417.7	Cash & cash equivalents at end of period (1)		393.6		417.7

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of December 31, 2003, an amount of EUR 65.5 million should be added representing investments in debt securities with maturities over three months.

Free Cash Flow Reconciliation

4th Q 2003	4th Q 2002	(in millions of EUR)	2003	2002
211.9	163.1	Net cash provided by operating activities	848.6	1,036.8
(118.8)	(178.1)	Net cash used in investing activities	(482.4)	(600.8)
(6.1)	—	Investment in debt securities	74.2	—
0.1	—	Dividends and directors’ share of profit paid	(82.9)	(135.8)

87.1	(15.0)	Free cash flow (after dividend payments)	357.5	300.2

Organic Sales Growth Reconciliation

4th Q 2003	4th Q 2002%		(in millions of EUR)	2003	2002	%
4,884.0	4,987.1	-2.1%	Sales	18,820.5	20,688.4	-9.0%
(66.5)	—	—	Harveys (1)	(66.5)	—	-
—	(16.0)	—	Shop N Save (49% shareholding) (1)	(52.9)	(68.8)	-
(320.1)	—	—	53rd sales week in the U.S. (1)	(320.1)	—	-
667.5	—	—	Effect of exchange rates	2,739.8	—	-

5,164.9	4,971.1	+3.9%	Organic sales growth	21,120.8	20,619.6	+2.4%

(1)	At 2002 exchange rates.

Adjusted EBITDA Reconciliation

4th Q 2003		4th Q 2002		(in millions of EUR)	2003		2002
62.	2	59.	7	Net earnings	171.	3	178.	3

				Add (subtract):
	1.5		3.1	Minority interests		3.3		1.5
	47.0		45.2	Income taxes		131.1		159.6
	11.9		12.7	Exceptional income / (expense)		142.0		13.8
	(1.4)		(2.2)	Other income / (expense)		2.9		(1.1)
	94.0		91.8	Financial income / (expense)		358.6		455.1
	121.1		131.6	Depreciation		467.2		548.8
	38.7		46.7	Amortization of goodwill and intangibles		156.6		176.2

375.	0	388.	6	Adjusted EBITDA	1,433.	0	1,532.	2
7.7%		7.8%		As % of sales	7.6%		7.4%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	4th Q 2003			4th Q 2002	2003/2002
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates

Sales	4,884.0	667.5	5,551.5	4,987.1	-2.1%	+11.3%
Adjusted EBITDA	375.0	55.6	430.6	388.6	-3.5%	+10.8%
Operating profit	215.2	32.7	247.9	210.3	+2.3%	+17.9%
Net earnings	62.2	8.1	70.3	59.7	+4.1%	+17.6%
Net EPS	0.67	0.09	0.76	0.65	+3.9%	+17.4%
Earnings before goodwill and exceptionals	99.7	13.0	112.7	110.4	-9.7%	+2.0%
EPS before goodwill and exceptionals	1.08	0.14	1.22	1.20	-9.9%	+1.8%
Free cash flow	87.1	3.1	90.2	(15.0)	N.A.	N.A.

(in millions of EUR,
except per share amounts)	2003			2002	2003/2002
	At Actual	Impact of Exchange	At Identical		At Actual	At Identical
	Rates	Rates	Rates		Rates	Rates

Sales	18,820.5	2,739.8	21,560.3	20,688.4	-9.0%	+4.2%
Adjusted EBITDA	1,433.0	229.6	1,662.6	1,532.2	-6.5%	+8.5%
Operating profit	809.2	134.7	943.9	807.2	+0.3%	+16.9%
Net earnings	171.3	23.5	194.8	178.3	-4.0%	+9.2%
Net EPS	1.86	0.25	2.11	1.94	-4.0%	+9.2%
Earnings before goodwill and exceptionals	386.6	55.4	442.0	334.4	+15.6%	+32.2%
EPS before goodwill and exceptionals	4.20	0.60	4.80	3.63	+15.6%	+32.1%
Free cash flow	357.5	62.7	420.2	300.2	+19.1%	+40.0%

(in millions of EUR)	Dec. 31, 2003			Dec 31, 2002	Change
Net debt	3,024.6	509.6	3,534.2	3,897.8	-22.4%	-9.3%

REPORT OF THE STATUTORY AUDITOR

The statutory auditor Deloitte & Touche Reviseurs d’Entreprises SCC, represented by Mr. James Fulton, issued an unqualified opinion on the consolidated accounts of Delhaize Group on March 10, 2004. The annual financial information included in the press release is in accordance with the annual accounts approved by the Board of Directors on March 10, 2004.

FINANCIAL CALENDAR

•	Press release — 2004 first quarter results	May 6, 2004
•	Ordinary General Meeting	May 27, 2004
•	Press release — 2004 second quarter results	August 5, 2004
•	Press release — 2004 third quarter results	November 10, 2004

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash.

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
Unaudited Condensed Consolidated Financial Statements*
for the Fourth Quarter and Year Ended January 3, 2004

TABLE OF CONTENTS

Condensed Consolidated Statements of Income For the 14 Weeks ended January 3, 2004 and the 13 Weeks ended December 28, 2002 and for the 53 Weeks ended January 3, 2004 and 52 Weeks ended December 28, 2002	15

Condensed Consolidated Balance Sheets as of January 3, 2004 and December 28, 2002	16

Condensed Consolidated Statements of Cash Flows for the 53 and 52 weeks ended January 3, 2004 and December 28, 2002	17

Supplemental Financial Information	18

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 14 Weeks ended January 3, 2004 and the 13 Weeks ended December 28, 2002 and for the 53 Weeks ended January 3, 2004 and 52 Weeks ended December 28, 2002
(Dollars in thousands)

	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Jan 3, 2004	Dec 28, 2002	Jan 3, 2004	Dec 28, 2002
	(A)	(B)	(C)	(D)	A%	B%	C%	D%
Net sales and other revenues	$4,209,301	$3,683,687	$15,553,174	$14,871,830	100.00	100.00	100.00	100.00
Cost of goods sold	3,160,813	2,689,903	11,711,383	11,025,815	75.09	73.02	75.30	74.14
Selling and administrative expenses	841,622	791,404	3,136,912	3,093,152	19.99	21.48	20.17	20.80

Operating income	206,866	202,380	704,879	752,863	4.92	5.50	4.53	5.06
Interest expense	82,756	75,442	319,895	327,827	1.97	2.05	2.05	2.20
Net gain from extinguishment of debt	—	5,479	—	6,361	0.00	0.15	0.00	0.04
Net other loss from extinguishment of debt	—	1,290	—	1,550	0.00	0.04	0.00	0.01

Income from continuing operations before income taxes	124,110	131,127	384,984	429,847	2.95	3.56	2.48	2.89
Provision for income taxes	65,898	48,627	161,781	166,458	1.57	1.32	1.04	1.12

Income before loss from discontinued operations	58,212	82,500	223,203	263,389	1.38	2.24	1.44	1.77
Loss from discontinued operations, net of tax	2,726	2,937	29,455	11,714	0.06	0.08	0.19	0.08

Income before cumulative effect of changes in accounting principle	55,486	79,563	193,748	251,675	1.32	2.16	1.25	1.69
Cumulative effect of changes in accounting principle, net of tax	—	—	10,946	284,097	0.00	0.00	0.07	1.91

Net income (loss)	$55,486	$79,563	$182,802	$(32,422)	1.32	2.16	1.18	(0.22)

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of January 3, 2004 and December 28, 2002

(Dollars in thousands)	January 3, 2004	December 28, 2002
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$313,629	$131,641
Receivables, net	111,729	142,371
Receivable from affiliate	14,708	14,483
Income tax receivable	—	6,036
Inventories	1,203,034	1,340,847
Prepaid expenses	41,234	30,622
Deferred tax assets	26,491	18,976
Other assets	9,936	—

Total current assets	1,720,761	1,684,976
Property and equipment, net	2,980,455	3,041,465
Goodwill, net	2,895,541	2,907,305
Other intangibles, net	775,830	792,689
Reinsurance recoverable from affiliate	129,869	119,827
Other assets	170,582	88,554

Total assets	$8,673,038	$8,634,816

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$749,687	$762,179
Dividend payable	—	114,636
Payable to affiliate	2,118	8,959
Accrued expenses	298,389	314,851
Capital lease obligations — current	35,686	32,652
Long term debt- current	13,036	28,294
Other liabilities — current	55,626	49,372
Income taxes payable	1,154	—

Total current liabilities	1,155,696	1,310,943
Long-term debt	2,940,135	2,951,072
Capital lease obligations	685,852	698,283
Deferred income taxes	270,685	357,314
Other liabilities	274,956	273,502

Total liabilities	5,327,324	5,591,114
Shareholders’ equity:
Class A non-voting common stock	163,076	53,222
Class B voting common stock	37,736	37,645
Accumulated other comprehensive loss, net of tax	(62,901)	(71,130)
Additional paid-in capital, net of unearned compensation	2,474,412	2,467,397
Retained earnings	733,391	556,568

Total shareholders’ equity	3,345,714	3,043,702

Total liabilities and shareholders’ equity	$8,673,038	$8,634,816

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the 53 and 52 weeks ended January 3, 2004 and December 28, 2002
(Dollars in thousands)

	53 Weeks	52 Weeks
	1/3/2004	12/28/2002
Cash flows from operating activities
Net income/ (loss)	$182,802	$(32,422)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of changes in accounting principle, net of tax	10,946	284,097
Change in accounting method	87,308	—
Provision for loss on disposal of discontinued operations	27,844	—
Streamline charges	2,346	—
Depreciation and amortization	458,982	457,473
Depreciation and amortization — discontinued operations	745	6,386
Amortization of debt fees/costs	1,992	2,005
Amortization of debt premium/(discount)	1,138	1,133
Amortization of deferred loss on derivative	8,446	8,490
Amortization and termination of restricted shares	5,037	10,276
Accrued interest on interest rate swap	601	(3,472)
Loss on disposals of property and capital lease terminations	208	1,752
Net gain from extinguishment of debt	—	(6,361)
Net other loss from extinguishment of debt	—	1,550
Asset impairment provisions	7,911	26,900
Deferred income taxes (benefit) provision	(88,167)	55,146
Other	2,519	1,409
Changes in operating assets and liabilities which provided (used) cash (net of effect of acquisition in 2003):
Receivables	30,642	60,352
Net receivable from affiliate	(7,065)	9,124
Income tax receivable	6,036	2,393
Inventories	51,245	(101,377)
Prepaid expenses	(9,768)	(2,372)
Other assets	15,590	2,194
Accounts payable	(19,916)	68,451
Accrued expenses	(23,378)	17,832
Income taxes payable	12,519	—
Other liabilities	(27,434)	(22,568)

Total adjustments	556,327	880,813

Net cash provided by operating activities	739,129	848,391

Cash flows from investing activities
Capital expenditures	(379,460)	(484,973)
Investment in Harveys, net of cash acquired	(31,730)	—
Proceeds from sale of property	34,370	17,305
Other investment activity	(29,637)	(4,439)

Net cash used in investing activities	(406,457)	(472,107)

Cash flows from financing activities
Net payments under short-term borrowings	—	(140,000)
Financing obligation	10,400	—
Principal payments on long-term debt	(31,101)	(118,455)
Principal payments under capital lease obligations	(32,513)	(30,237)
Escrow funding for Senior Notes	(86,592)	—
Escrow maturities	2,283	—
Taxes paid on capital contribution	(4,692)	—
Unwind interest rate swap	(2,653)	—
Dividends paid	—	(86,023)
Parent common stock repurchased	(7,817)	(11,720)
Proceed from stock options exercised	2,001	4,586

Net cash used in financing activities	(150,684)	(381,849)

Net increase (decrease) in cash and cash equivalents	181,988	(5,565)
Cash and cash equivalents at beginning of year	131,641	137,206

Cash and cash equivalents at end of year	$313,629	$131,641

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	44,744	53,410
Capitalized lease obligations terminated for store properties and equipment	2,163	10,576
Dividend to Delhaize Group and Detla in stock	109,945	—
Change in reinsurance recoverable and other liabilities	10,042	15,709
Reclassification of deferred taxes and goodwill under SFAS No. 109	15,821	—
Minimum pension liability adjustment	3,659	20,716
Other	471	—
Investment in WWRE	—	3,000
Accounts receivable on sale leaseback	—	4,565
Write off direct financing lease	—	1,231
Delhaize Group share exchange final adjustment to purchase price allocation:
Property	—	44,433
Deferred income taxes	—	43,752
Capital lease obligations	—	4,475
Accrued expenses	—	5,156
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No. 141	—	117,895
Dividends declared but not paid	—	114,636

DELHAIZE AMERICA, INC.
Supplemental Information
(unaudited)

	Fourth quarter ended		Year to date
	Jan 3,	Dec 28,	Jan 3,	Dec 28,
	2004	2002	2004	2002
Adjusted EBITDA (Dollars in millions):
Net income/ (loss)	$55.5	$79.6	$182.8	$(32.4)
Add (subtract):
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Discontinued operations, net of tax	2.7	2.9	29.5	11.7
Net gain from extinguishment of debt	—	(5.5)	—	(6.4)
Net other loss from extinguishment of debt	—	1.3	—	1.5
Income taxes	65.9	48.7	161.8	166.5
Interest expense	82.8	75.4	319.9	327.8
Depreciation	112.0	107.7	419.9	419.7
Amortization of intangible assets	10.9	9.4	39.1	37.8
LIFO expense	0.5	(35.4)	1.8	(32.8)

Adjusted EBITDA	$330.3	$284.1	$1,165.7	$1,177.5

As a percent of Delhaize America sales	7.9%	7.7%	7.5%	7.9%
EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):
Net income	$55.5	$79.6	$182.8	$(32.4)
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	10.9	284.1
Amortization of intangibles	6.8	5.8	24.2	23.4

Earnings before amortization and exceptional items	$62.3	$85.4	$217.9	$275.1

FREE CASH FLOW RECONCILIATION (Dollars in thousands):
Net cash provided by operating activities	$157,708	$81,260	$739,129	$848,391
Net cash used in investing activities	(137,868)	(148,813)	(406,457)	(472,107)
Less Dividends paid	—	—	—	(86,023)

Free cash flow	$19,840	$(67,553)	$332,672	$290,261

NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt			$2,940,135	$2,951,072
Capital lease obligations			685,852	698,283
Long-term debt current			13,036	28,294
Capital lease obligations -current			35,686	32,652
Short term borrowings			—	—
Cash and cash equivalents			(313,629)	(131,641)
Escrow funding for Senior Notes			(86,592)	—

Net debt			$3,274,488	$3,578,660

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	18	15	36	41
Stores acquired	43	0	43	0
Stores closed	2	5	49	15
Stores renovated	9	35	94	127
Total stores			1515	1485
Capital expenditures (dollars in millions)	$115.8	$151.6	$379.5	$485.0
Total square footage (in millions)			55.5	54.7
Square footage increase			2%	3%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 12, 2004	By:	/s/ Michael R. Waller

Michael R. Waller Executive Vice President